UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                   to

Commission file number 0-4090

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation

3601 West 76th Street

Minneapolis, MN 55435

(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee

Analysts International Corporation

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 28, 2010

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2009	2008

Cash — Pending Account	$4,887	$—

Participant directed investments, stated at fair value (See Note F)	49,724,151	45,411,710

Operating payable	—	(409)

Net assets available for plan benefits at fair value	49,729,038	45,411,301

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	138,548	440,742

Net assets available for plan benefits	$49,867,586	$45,852,043

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2009	2008

Net assets available for plan benefits, beginning of year	$45,852,043	$77,839,755

Additions:
Contributions:
Contributions by employer	155,032	293,291
Contributions by participants	3,362,065	5,099,506
Total contributions	3,517,097	5,392,797

Investment income:
Net appreciation (depreciation) in market value of investments	9,514,068	(24,670,466)
Dividends	994,978	1,199,497
Net investment income (loss)	10,509,046	(23,470,969)
	14,026,143	(18,078,172)

Deductions:
Distributions to participants	9,799,589	13,727,798
Third-party, trustee, and other fees	210,433	181,412
Loan fees	578	330
	10,010,600	13,909,540

Net additions (deductions)	4,015,543	(31,987,712)

Net assets available for plan benefits, end of year	$49,867,586	$45,852,043

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008

The following description of the Analysts International Corporation (“AIC” or the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

A.  Summary of Significant Accounting Policies

Basis of Accounting — The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including U.S. government securities, mutual funds, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Accounting Pronouncements — In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, codified in FASB Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, herein referred to as “ASC Topic 820,” which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments as noted in the 2009 fair value table shown herein. The amendments made to ASC Topic 820, relating to FASB Staff Position 157-4 were effective for interim and annual periods ending after June 15, 2009. The adoption of FASB Staff Position 157-4 did not have a material impact on the Plan’s financial statement disclosures.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, codified in FASB ASC Topic 855, Subsequent Events, herein referred to as “ASC Topic 855” to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC Topic 855, provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC Topic 855 did not have a material impact on the Plan’s financial statement disclosures.

In July 2009, the ASC became FASB’s official source of authoritative U.S. Generally Accepted Accounting Principles (“GAAP”) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force, and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective. The ASC was effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have a material impact on the Plan’s financial statement disclosures.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), herein referred to as “ASU No. 2009-12,” which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. ASU No. 2009-12 requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. The adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, herein referred to as “ASU No. 2010-06,” which amends ASC Topic 820 adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts which are presented in the financial statements at contract value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments.  Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances, which approximates fair value. Dividends are recorded on the ex-dividend date.  All security transactions are recorded on their trade date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Wachovia Diversified Stable Value Fund (the “Fund”) is a collective trust fund that is a commingled pool of the Wachovia Diversified Stable Value Trust for Employee Benefit Plans.  The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2009, the contract value of the Fund is $6,395,309. The Fund does not require a redemption notice period and allows participants to immediately redeem all or a portion of their investment at contract value.

The Fund accounts for its investment contracts in accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1,  Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, codified in FASB ASC Topic 946, Financial Services — Investment Companies, herein referred to as “ASC Topic 946.”  ASC Topic 946 requires that certain investment companies report all investment contracts at fair value.  However, ASC Topic 946 allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments be included in the calculation of an investment company’s net asset value.  The Fund’s investment contracts are fully benefit-responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

Effective January 1, 2008, the Plan adopted ASC Topic 820. The adoption of ASC Topic 820 had no impact on the Plan’s net assets or results of operations. The levels of the fair value hierarchy are defined in ASC Topic 820 as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

As required by ASC Topic 820, at December 31, 2008, the Plan’s portfolio investments were classified as follows, based on fair values:

		Assets at Fair Value at December 31, 2008
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Plan Assets:
AIC Common Stock	$930,743	$930,743	$—	$—

Mutual Funds	35,336,141	35,336,141	—	—

Common Collective Trust Funds	8,657,959	2,132,881	6,525,078	—

Participant Loans	486,867	—	486,867	—

Total Plan Assets	$45,411,710	$38,399,765	$7,011,945	$—

As required by ASC Topic 820, at December 31, 2009, the Plan’s portfolio investments were classified as follows, based on fair values:

		Assets at Fair Value at December 31, 2009
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Plan Assets:
AIC Common Stock	$867,004	$867,004	$—	$—

Domestic Stock Funds	25,809,972	25,809,972	—	—
Fixed Income Funds	2,463,796	2,463,796	—	—
International Stock Funds	7,638,584	7,638,584	—	—
Other	4,115,670	4,115,670	—	—
Total Mutual Funds	40,028,022	40,028,022	—	—

Common Collective Trust Funds	2,266,867	2,236,304	30,563	—

Stable Value Funds	6,395,309	—	6,395,309	—

Participant Loans	166,949	—	166,949	—

Total Plan Assets	$49,724,151	$43,131,330	$6,592,821	$—

Following is a description of the valuation methodologies used for assets measured at fair value:

AIC common stock — Valued at the closing price of shares held by the Plan at year-end.

Mutual funds — Valued at the net asset value of shares held by the Plan at year-end.

Common collective trust funds — Based on the contractual terms of the underlying guaranteed investment contracts; provides a daily rate for income accretion.

Participant loans — Valued at amortized cost, which approximates fair value.

B.  The Plan

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of the Company becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions.  Eligible employees may contribute up to 50% of their gross annual wages for pre-tax saving contributions.  Participants may choose to increase their contributions automatically at pre-designated intervals.   Highly compensated employees’ contributions are limited based on discrimination testing performed.  Currently, highly compensated employees can only contribute up to 16% of their gross annual wages.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax saving contributions in one or more of nineteen investment options offered by Wachovia, PIMCO, Goldman Sachs, Artio, T Rowe Price, American Funds, AIM Capital Development, American Beacon, Columbia, JennDry Jenn, and/or the AIC Common Stock Fund.  The fund choices include Wachovia Diversified Stable Value Fund, PIMCO Total Return Fund, American High Income Trust, T Rowe Price Ret Income Fund, T Rowe Price Ret 2010 Fund, T Rowe Price Ret 2020 Fund, T Rowe Price Ret 2030 Fund, T Rowe Price Ret 2040 Fund, T Rowe Price Ret 2050 Fund, American Beacon Large Cap Value Fund, Wachovia Equity Index Trust, The Growth Fund of America, AIM Capital Development Fund, Goldman Sachs Mid Cap Value Fund, Templeton Growth Fund, Columbia Small Cap Value Fund I, Jennison Small Co Fund, Artio International Equity A Fund, and AIC Common Stock. Templeton Growth Fund was discontinued and American Capital World Growth Fund was added during 2009. All funds invested in the Templeton Growth Fund were transferred into the American Capital World Growth Fund.

Prior to September 30, 2009, the Plan provided for employer matching contributions where the employer would match 18% on the first 15% of employee’s pre-tax saving contributions, provided the employee had been employed by the employer for one year or more and was not a highly compensated employee as defined by federal tax laws.  Beginning February 1, 2009, employer matching contributions were allocated according to the investment elections for the employee’s deferral contributions. Prior to February 1, 2009, the employer matching contributions were initially invested in the AIC Common Stock, but participants were able to reallocate the employer match among each of the nineteen investment options in the Plan. As of September 30, 2009, the Company suspended all employer matching contributions to the Plan.

A participant’s interest in the employer matching contribution vests at a rate of 20% per year after one year of service with 100% vesting after five years.  Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.  The Plan’s forfeiture balance was $22,979 as of December 31, 2009 and $70,891 as of December 31, 2008.  Amounts forfeited by employees that were applied to matching contributions totaled $64,059 in 2009 and $102,403 in 2008.

To receive distributions or withdrawals, participants contact Wells Fargo.  Upon termination of employment, participants may elect to receive a lump-sum amount equal to the vested value of their account. Participants terminated with vested balances under $1,000 are automatically distributed as soon as administratively feasible.  Withdrawals can be made from all of the participant’s accounts without early withdrawal penalties once the participant reaches age 59 ½. Distributions are also available due to financial hardship subject to Internal Revenue Service guidelines. In general, withdrawals must begin no later than April 1st following the calendar year in which the participant reaches age 70 ½.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  Participants may borrow a maximum of $50,000 or 50% of their vested account balance on the date the loan is initiated, whichever is less. Participants may not request a loan for less than $1,000 and the maximum loan term is three years.  The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current prime lending rate of Wells Fargo Bank, National Association. Interest rates range from 3.25% to 5.00% for loans outstanding at December 31, 2009 and 2008. Principal and interest are paid by payroll deductions. Participant loans outstanding, included in investments, amounted to $166,949 at December 31, 2009, and $486,867 at December 31, 2008.

Although the Company has not expressed intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA.  If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated. Due to the Company’s number of involuntary terminations, which exceeded 20 percent during the 2009 calendar year, a partial plan termination occurred. In accordance with IRS rules around a partial plan termination, all plan participants involuntarily terminated were 100% vested in their entire account balance.

C.  Trustee and Administration of the Plan

Wachovia Investments has been designated as trustee and custodian.  The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.  The Company pays the trustee fees on behalf of the Plan.

D.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia Investments.  These transactions qualify as exempt party-in-interest transactions.

At December 31, 2009 and December 31, 2008, the Plan held 258,807 and 320,946 shares, respectively, of common stock of Analysts International Corporation, the sponsoring employer, with a market value of $867,004 and $930,743 respectively.  During the years ended December 31, 2009 and December 31, 2008, the Plan did not record dividend income from this stock.

E.  Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2010, that the Plan was designed in accordance with applicable Internal Revenue Code requirements.  The Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

F.  Investments

Investments greater than 5% of Plan Net Assets as of December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
	2009	2008
Investments at market value:
Artio International Equity A Fund	$7,383,460	$6,718,213
PIMCO Total Return Fund	$4,115,670	$4,367,477
American Beacon Large Cap Value Fund	$5,708,688	$5,467,284
The Growth Fund of America	$8,456,958	$7,213,597
Jennison Small Co Fund	$4,013,056	$3,293,793
Wachovia Diversified Stable Value Fund*	$6,395,309	$6,940,005

* Fund is at contract value.  The fair value was $6,533,857 and $6,499,263 at December 31, 2009 and December 31, 2008, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year appreciated/ (depreciated)) in value as December 31, 2009 and 2008 are:

	December 31,	December 31,
	2009	2008

Mutual Funds	$9,435,092	$(23,166,743)
AIC Common Stock	78,976	(1,503,723)

	$9,514,068	$(24,670,466)

G. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,	December 31,
	2009	2008
Net assets:
AIC Common Stock — total	$867,004	$930,743
Less: AIC Common Stock - participant directed	(867,004)	(930,743)

AIC Common Stock - non-participant directed	$—	$—

	December 31,	December 31,
	2009	2008
Change in net assets:
Contributions by employer	$155,032	293,291
Release of Funds to Participants	(155,032)	(293.291)

	$—	$—

H. Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, is as follows:

	2009	2008

Net assets available for plan benefits per the financial statements	$49,867,586	$45,852,043
Less: Deemed distribution activity	(1,555)	(11,555)

Net assets available for benefits per Form 5500	$49,866,031	$45,840,488

Net additions (deductions) per financial statements	$4,015,543	$(31,987,712)
Plus: Deemed distribution activity	9,999	59,003

Net income (loss) per Form 5500	$4,025,542	$(31,928,709)

I. Subsequent Events

On February 11, 2010, the Company’s Board of Directors declared a 1-for-5 reverse stock split (“Reverse Stock Split”) of the Company’s common shares to all holders of record, effective February 26, 2010. AIC’s Board of Directors has authorized an amendment to the Company’s Articles of Incorporation giving effect to the Reverse Stock Split and on February 26, 2010 the total authorized number of shares was reduced to 24,000,000 common shares with a par value of ten cents ($0.10) per share. All fractional shares were rounded down and any shareholder that would be entitled to receive a fractional share will be paid the fair market value of the fractional share in cash.

At December 31, 2009 and December 31, 2008, the Plan held 1,294,036 and 1,604,730 shares of AIC common stock, respectively. After adjusting for the effects of the Reverse Stock Split, the Plan held 258,807 and 320,946 shares of AIC common stock at December 31, 2009 and December 31, 2008, respectively.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of			Current
	Shares	Cost		Value
Mutual Funds:
PIMCO Total Return Fund	225,623		(1)	4,115,670
American High Income Trust	182,566		(1)	2,463,796
T Rowe Price Ret Income Fund	9,361		(1)	114,391
T Rowe Price Ret 2010 Fund	54,160		(1)	752,824
T Rowe Price Ret 2020 Fund	78,821		(1)	1,145,265
T Rowe Price Ret 2030 Fund	96,536		(1)	1,451,901
T Rowe Price Ret 2040 Fund	51,433		(1)	775,101
T Rowe Price Ret 2050 Fund	43,282		(1)	366,167
American Beacon Large Cap Value Fund	350,226		(1)	5,708,688
The Growth Fund of America	314,035		(1)	8,456,958
AIM Capital Development Fund	6,813		(1)	93,818
Goldman Sachs Mid Cap Value Fund	20,189		(1)	588,902
American Capital World Growth Fund	7,524		(1)	255,124
Columbia Small Cap Value Fund I	64,918		(1)	2,342,901
Jennison Small Co Fund	248,333		(1)	4,013,056
Artio International Equity A Fund	267,808		(1)	7,383,460

Common Stock:
Analysts International Corporation Common Stock(2)	258,807	1,517,634		867,004

Common/Collective Trust Funds:
Wachovia Diversified Stable Value Fund (2) (3)	18,922		(1)	6,395,309
Wachovia adjustment to contract value			(1)	138,548
Wachovia Equity Index Trust (2)	196,437		(1)	2,266,867

Promissory notes from participants (2)		166,949		166,949
Interest rates ranging from 3.25% to 5.0% with maturity dates through October 2012
Cash — pending account		4,887		4,887
		$1,689,470		$49,867,586

(1)  Cost is not required for participant directed investments

(2)  Known to be a party in interest.

(3)  Fund is at contract value

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 28, 2010	By:	/s/ Randy W. Strobel
Randy Strobel, Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm